AQUILA THREE PEAKS OPPORTUNITY GROWTH FUND

Summary Prospectus | October ***, 2010

Tickers:                      Class A-****** Class C-****** Class I-****** Class Y-*******

This summary prospectus is designed to provide investors with key Fund information in a clear and concise format. Before you invest, you may want to review the Fund's complete Prospectus, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the Fund online at www.aquilafunds.com. ********** You can also get this information at no cost by calling 800-437-1020 (toll-free) or by sending an e-mail request to info@aquilafunds.com. If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Prospectus and other information will also be available from your financial intermediary. The Fund's Prospectus and Statement of Additional Information, both dated October ***, 2010, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.

Investment Objective

The Fund’s objective is capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your immediate family invest, or agree to invest in the future, at least $25,000 in the Fund or in other funds in the Aquila Group of Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "Alternative Purchase Plans” on page *** of the Fund's Prospectus, "What are the sales charges for purchases of Class A Shares” on page *** of the Prospectus and "Reduced Sales Charges for Certain Purchases of Class A Shares” on page *** of the Prospectus.

Shareholder Fees (fees paid directly from your investment)

	Class A Shares	Class C Shares	Class I Shares	Class Y Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.25%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of redemption value or purchase price)	None	1.00%	None	None
Redemption Fees (as a percentage of amount redeemed)	None	None	2.00%	2.00%
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.90%	0.90%	0.90%	0.90%
Distribution (12b-1) Fee	0.30%	0.75%	0.15%	None
Other Expenses	3.04%	3.29%	2.82%	3.04%
Total Annual Fund Operating Expenses (1)	4.24%	4.94%	3.87%	3.94%
Total Fee Waivers and Reimbursement(2)	2.74%	2.69%	2.69%	2.69%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements(2)	1.50%	2.25%	1.18%	1.25%

(1) This expense information has been restated to reflect current fee arrangements.

(2) The Manager has contractually undertaken to waive fees and/or reimburse Fund expenses during the period January 1, 2010 through April 30, 2011 so that total Fund expenses will not exceed 1.50% for Class A Shares, 2.25% for Class C Shares, 1.18% for Class I Shares and 1.25% for Class Y Shares.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year, that you reinvest all dividends and distributions, and that the Fund’s operating expenses remain the same. Six years after the date of purchase, Class C Shares automatically convert to Class A Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class A Shares	$571	$1,418	$2,278	$4,885
Class C Shares	$328	$1,244	$2,261	$4,544
Class I Shares	$120	$ 933	$1,764	$3,926
Class Y Shares	$127	$ 954	$1,797	$3,987

You would pay the following expenses if you did not redeem your Class C Shares:

Class C Shares	$228	$1,244	$2,261	$4,544

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 2.51% of the average value of its portfolio.

Principal Investment Strategies

•
The Fund invests, under normal circumstances, at least 70% of its net assets in equity securities [with the potential for capital appreciation].  Convertible bonds and preferred stock would be considered equity securities for purposes of the equity allocation.

•
The investment strategy of the Fund focuses on factors internal to each investment, such as an improving balance sheet.  The Fund invests in equity securities without regard to whether they could be described as “growth” or “value.”  The Fund invests in a range of stock market capitalizations that could include small-cap, mid-cap, and large-cap.

•
The Fund may, from time to time, hold as much as 30% of its net assets in fixed-income securities including lower-quality corporate debt securities (often referred to as high yield or “junk” bonds).  Other debt instruments such as zero coupon bonds or PIK (pay-in-kind) bonds can be included in the fixed-income allocation.

Principal Risks

•	Loss of money is a risk of investing in the Fund.

•
Market Risk.  Market risk is the risk associated with the movement of the stock market in general or of a specific section of the market.  Equity securities may be especially sensitive to economic changes, political changes, or adverse developments specific to the particular company.

•	Financial Risk. Financial risk is associated with the financial condition and profitability of the underlying company.

•
Interest Rate and Credit Risk.  The Fund may invest in a variety of fixed-income securities.  A basic risk of these securities is that their value tends to fall if interest rates rise.  Another basic risk associated with fixed-income securities is credit or default risk, which is the risk that an issuer will be unable to make principal and interest payments when due.

•
Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently than the U.S. market.  In addition, such investments are subject to currency risks.

•
Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) and certain other types of securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain other types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

•	Highly Leveraged Company Exposure. Leverage can magnify equity performance in both positive and negative stock markets.

Fund Performance

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for the designated periods compare with those of a broad measure of market performance.* The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at www.aquilafunds.com or by calling 800-437-1020 (toll-free).

[Bar Chart]
Annual Total Returns – Class Y Shares
2000-2009

40%                           40.90
                              XXXX
36%                           XXXX
                              XXXX
32%                           XXXX                                       30.94
                              XXXX                                       XXXX
28%                           XXXX                                       XXXX
                              XXXX                                       XXXX
24%                           XXXX                                       XXXX
                              XXXX                                       XXXX
20%                           XXXX                                       XXXX
                              XXXX                                       XXXX
16%                           XXXX                                       XXXX
                              XXXX                                       XXXX
12%                           XXXX   12.36                               XXXX
                              XXXX   XXXX          11.80                 XXXX
 8%            7.97           XXXX   XXXX          XXXX                  XXXX
               XXXX           XXXX   XXXX   5.73   XXXX                  XXXX
 4%            XXXX           XXXX   XXXX   XXXX   XXXX                  XXXX
               XXXX           XXXX   XXXX   XXXX   XXXX                  XXXX
 0%            XXXX           XXXX   XXXX   XXXX   XXXX                  XXXX
       -0.25                                              -1.07   XXXX
-4%     XXXX         XXXX                                         XXXX
                     XXXX                                         XXXX
-8%                  XXXX                                         XXXX
                     XXXX                                         XXXX
-10                  XXXX                                         XXXX
                     XXXX                                         XXXX
-12                  XXXX                                         XXXX
                     XXXX                                         XXXX
-14                  XXXX                                         XXXX
                   -15.20                                         XXXX
-20%                                                              XXXX
                                                                  XXXX
-30%                                                              XXXX
                                                                  XXXX
-40%                                                            -40.90

        2000  2001   2002     2003   2004   2005   2006    2007   2008   2009
Calendar Years

During the period shown in the bar chart, the highest return for a quarter was 20.41% (quarter ended June 30, 2009) and the lowest return for a quarter was -24.90% (quarter ended December 31, 2008).

	Average Annual Total Returns for the Periods Ended December 31, 2009
	1 Year	5 Years	10 Years
Class Returns Before Taxes:
Class A	25.07%	(3.08)%	2.01%
Class C	28.67%	(2.96)%	1.70%
Class I	31.08%	N/A%	(4.33)% since Class I inception 12/1/05
Class Y	30.94%	(1.98)%	2.73%
Class Y Returns After Taxes:
On Distributions	30.94%	(2.21)%	2.56%
On Distributions and Redemption	20.11%	(1.63)%	2.36%
Russell 2000 Index (1)	27.17%	0.51%	3.51%

(1) This index is unmanaged and does not reflect deductions for fund operating expenses or sales charges.

These returns are calculated using the highest individual Federal income and capital gains tax rates in effect at the time of each distribution and redemption, but do not reflect state and local taxes. Actual after-tax returns will depend on your specific situation and may differ from those shown.  The after-tax returns shown will be irrelevant to investors owning shares through tax-deferred accounts, such as IRAs or 401(k) plans.  The total returns reflect reinvestment of dividends and distributions.

* These returns represent results under the Fund’s prior investment strategy and investment adviser. They should not be considered predictive or representative of results the Fund may experience under its current new strategy and investment sub-adviser.

Management

Investment Adviser

Aquila Investment Management LLC

Sub-Adviser

Three Peaks Capital Management, LLC

Co-Portfolio Manager since 2010: Mr. Sandy Rufenacht, President of the Sub-Adviser since 2003; Co-Portfolio Manager since 2010: Mr. Brent Olson, Director of Research of the Sub-Adviser since 2006.

Purchase and Sale of Fund Shares

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange Class A Shares or Class C shares either through a financial advisor or directly from the Fund. The minimum initial purchase into the Fund is $1,000, and $50 if an automatic investment program is established. There is no minimum for subsequent investments.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income or capital gains.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank or financial advisor), the Fund and its distributor may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment. Ask your financial advisor or visit your financial intermediary's website for more information.